EXHIBIT 99.1

AMENDMENT TO CATHAY BANCORP, INC. EQUITY INCENTIVE PLAN

Section 3(a) of the Cathay Bancorp, Inc. Equity Incentive Plan is hereby amended and restated to read as follows:

“(a) Number of Shares. The total number of shares of Stock reserved and available for issuance pursuant to Awards under this Plan shall be 3,500,000 shares. Such shares may consist, in whole or in part, of authorized and unissued shares or treasury shares or shares reacquired in private transactions or open market purchases, but all shares issued under the Plan, regardless of source, shall be counted against the 3,500,000 share limitation. If any Option terminates or expires without being exercised in full or if any shares of Stock subject to an Award are forfeited, or if an Award otherwise terminates without a payment being made to the participant in the form of Stock, the shares issuable under such Option or Award shall again be available for issuance in connection with Awards. Any Award under this Plan shall be governed by the terms of the Plan and any applicable Award Agreement.”